Commission File Number 001-31914

EXHIBIT 99.1

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

Reference is made to the notice (the “AGM Notice”) of the annual general meeting (the “AGM”) of China Life Insurance Company Limited (the “Company”) dated 14 April 2022, which sets out the time and venue of the AGM and contains the resolutions to be proposed at the AGM for the shareholders’ consideration.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the AGM will be held as originally scheduled at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Wednesday, 29 June 2022 at 10:00 a.m., and in addition to the resolutions contained in the AGM Notice, the following supplemental ordinary resolution will also be considered and, if thought fit, approved at the same meeting:

SUPPLEMENTAL ORDINARY RESOLUTION

6.	To consider and approve the appointment of auditors of the Company for the year 2022.

By Order of the Board

China Life Insurance Company Limited Heng Victor Ja Wei
Company Secretary

Hong Kong, 26 May 2022

As at the date of this supplemental notice, the Board of Directors of the Company comprises:

Executive Directors:	Su Hengxuan, Li Mingguang, Huang Xiumei
Non-executive Directors:	Yuan Changqing, Wang Junhui
Independent Non-executive Directors:	Tang Xin, Leung Oi-Sie Elsie, Lam Chi Kuen, Zhai Haitao

Commission File Number 001-31914

Notes:

1.	For details of the proposal on the appointment of auditors of the Company for the year 2022, please refer to the appendix of this supplemental notice.

2.

Apart from the supplemental resolution set out above, all other matters of the AGM remain unchanged. For details of other resolutions to be considered and approved at the AGM, eligibility for attending the AGM, proxy arrangement, registration procedures, closure of register of members and other relevant matters, please refer to the AGM Notice dated 14 April 2022.

3.

The supplemental proxy form of the AGM is enclosed to this supplemental notice. For holders of H Shares, the supplemental proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to Computershare Hong Kong Investor Services Limited (17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong), and for holders of A Shares, the supplemental proxy form, together with the notarized power of attorney authorizing execution of the supplemental proxy form or any other authorization documents, should be returned to the Company’s Board Office (16 Financial Street, Xicheng District, Beijing, the PRC), in person or by post not less than 24 hours (excluding any part of a day that is a public holiday) before the time appointed for convening the AGM (i.e. no later than 10:00 a.m. on 28 June 2022) or any adjourned meeting thereof.

4.

The supplemental proxy form of the AGM is intended to be used for the supplemental resolution set out in this supplemental notice, and will not affect the validity of the proxy form duly completed by you in respect of the resolutions set out in the AGM Notice. If you have already validly appointed a proxy to attend and act on your behalf at the AGM but have not completed and returned the supplemental proxy form of the AGM, your proxy will have the right to vote on the supplemental resolution set out in this supplemental notice at his/her discretion.

Commission File Number 001-31914

APPENDIX

Proposal on the appointment of auditors of the Company for the year 2022

As approved by the shareholders at the annual general meeting for the year 2020 held on 30 June 2021, PricewaterhouseCoopers Zhong Tian LLP was appointed as the PRC auditor and the auditor for the Form 20-F of the Company to be filed with U.S. Securities and Exchange Commission for the year 2021, and PricewaterhouseCoopers was appointed as the Hong Kong auditor of the Company for the year 2021.

The Board proposed to re-appoint PricewaterhouseCoopers Zhong Tian LLP as the PRC auditor and the auditor for the Form 20-F of the Company to be filed with U.S. Securities and Exchange Commission for the year 2022, and PricewaterhouseCoopers as the Hong Kong auditor of the Company for the year 2022, who will hold office until the conclusion of the annual general meeting for the year 2022. The total remuneration of the auditors for the year 2022 is proposed to be RMB47.35 million (inclusive of tax).

Recommendation

The Board of Directors considers that the proposed ordinary resolution for the appointment of auditors    of the Company for the year 2022 is in the interest of the Company and its shareholders as a whole. Accordingly, the Board of Directors recommends that all shareholders vote in favour of the supplemental resolution to be proposed at the AGM as set out in this supplemental notice.